SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*




                            RICHEY ELECTRONICS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    763302106
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 763302106
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Palisade Capital Management, L.L.C., Tax ID#:
        22-3330049
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                             (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  New Jersey
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Number of Shares Beneficially Owned by Each  (5) Sole Voting
      Reporting Person With                        Power:             850,586
                                             (6) Shared Voting
                                                   Power:                --
                                             (7) Sole Dispositive
                                                   Power:             850,586
                                             (8) Shared Dispositive
                                                   Power:                --
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(9)    Aggregate Amount  Beneficially  Owned by Each Reporting  Person:  850,586
       (includes   283,186  shares   issuable  to  the  reporting   person  upon
        conversion of convertible bonds issued by the issuer)
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 9.1%
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(12)     Type of Reporting Person (See Instructions):  IA
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Item 1(a).  Name Of Issuer:  Richey Electronics, Inc.
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Item 1(b). Address of Issuer's Principal Executive Offices: 7441 Lincoln Way, Garden Grove, California 92641
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   Item 2(a).  Name of Person Filing:  Palisade Capital Management, L.L.C.
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Item 2(b). Address of Principal Business Office or, if None, Residence: One Bridge Plaza, Suite 695, Fort Lee, NJ 07024
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Item 2(c).  Citizenship:  New Jersey
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  763302106
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Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

          (a) [ ] Broker or Dealer registered under Section 15 of the Act.

          (b) [ ] Bank as defined in section 3(a)(6) of the Act.

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

          (d) [ ] Investment Company registered under section 8 of the Investment Company Act.

          (e) [ X ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

          (g)  [  ]  Parent   Holding   Company,   in   accordance   with   Rule
13d-1(b)(ii)(G) (Note: See Item 7).

          (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

          (a) Amount Beneficially Owned (as of December 31, 1997):

              850,586 (includes 283,186 shares issuable to the reporting person upon conversion of convertible bonds issued by the Issuer

          (b) Percent of Class (as of December 31, 1997):

                  9.1%

          (c) Number of Shares as to which such person has:

               (i) sole power to vote or to direct the vote 850,586

               (ii) shared power to vote or to direct the vote        --
                                                                 ----------

               (iii)  sole power to  dispose  or to direct  the  disposition  of
850,586

               (iv) shared power to dispose or to direct the disposition of --


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     February 4, 1998
                                                          (Date)



                                                     /s/ Steven E. Berman
                                                       (Signature)



                                                     Steven E. Berman/Member
                                                           (Name/Title)